UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission file number 0-4604

Cincinnati Financial Corporation
Tax-Qualified Savings Plan

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

Cincinnati Financial Corporation
6200 South Gilmore Road
Fairfield, OH 45014

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION

Items 1-3.	The information required by Items 1-3 is not required. See Item 4 below.

Item 4.	The Cincinnati Financial Corporation Tax-Qualified Savings Plan is subject to the requirements of ERISA. In lieu of the requirements of Items 1-3 above, the Plan Financial Statements and Schedule prepared in accordance with the Financial Reporting requirements of ERISA are attached hereto and incorporated herein by reference.

Financial Statements and Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

Financial statements as of and for the years ended December 31, 2023 and 2022, and supplemental schedule as of December 31, 2023.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cincinnati Financial Corporation
Tax-Qualified Savings Plan
(Name of Plan)

DATE: June 18, 2024	/S/ Michael J. Sewell
Michael J. Sewell, CPA
Chief Financial Officer, Principal Accounting Officer, Executive Vice President and Treasurer

Cincinnati Financial
Corporation Tax-Qualified
Savings Plan
Employer ID No: 31-0746871
Plan Number: 002

Financial Statements as of and for the
Years Ended December 31, 2023 and 2022,
Supplemental Schedule as of December 31, 2023,
and Report of Independent Registered Public
Accounting Firm

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Plan Administrator of the Cincinnati Financial Corporation Tax-Qualified Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Cincinnati Financial Corporation Tax-Qualified Savings Plan (the "Plan") as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio

June 18, 2024

We have served as the auditor of the Plan since 1996.

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,	December 31,
	2023	2022
Assets:
Participant-directed investments (at fair value)	$1,082,605,346	$883,490,038
Notes receivable from participants	9,524,973	8,763,533
Interest and dividends receivable	362,989	326,720
Net assets available for benefits	$1,092,493,308	$892,580,291

Accompanying notes are an integral part of these financial statements.

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
	Years ended December 31,
	2023	2022
Additions:
Participant contributions (including rollovers of $7,855,796
and $7,081,564 in 2023 and 2022, respectively)	$56,915,047	$53,108,676
Employer contributions	26,334,611	24,194,871
Total contributions	83,249,658	77,303,547

Net appreciation (depreciation) in fair value of investments	141,662,778	(229,823,693)
Interest and dividend income	27,249,890	27,839,990
Total investment income (loss)	168,912,668	(201,983,703)
Interest income on notes receivable from participants	523,264	396,658
Total additions (subtractions)	252,685,590	(124,283,498)

Deductions:
Benefits paid to participants and other	52,084,827	52,984,229
Administrative expenses	687,746	525,640
Total deductions	52,772,573	53,509,869

Increase (decrease) in net assets	199,913,017	(177,793,367)
Net assets available for benefits:
Beginning of year	892,580,291	1,070,373,658
End of year	$1,092,493,308	$892,580,291

Accompanying notes are an integral part of these financial statements.

Cincinnati Financial Corporation
Tax-Qualified Savings Plan

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 2023 AND 2022

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Cincinnati Financial Corporation Tax-Qualified Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan open to substantially all employees of Cincinnati Financial Corporation (the Company) and its subsidiaries who meet the eligibility requirements outlined in the Plan document. The Plan commenced January 1, 1996 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan uses Fidelity Management Trust Company (Fidelity) as trustee and Fidelity Workplace Services LLC as record keeper. The Employee Benefits Committee of the Company serves as administrator of the Plan while the Company serves as Plan sponsor.

Contributions — Contributions to the Plan include (i) salary reduction contributions authorized by participants, (ii) matching contributions made by the Company, (iii) discretionary true-up matching contributions made by the Company, (iv) discretionary profit-sharing contributions made by the Company; and (v) participant rollovers from another qualified plan.

Participants may contribute a percentage of their pretax annual cash compensation each year, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. Participants are eligible for a Company match of 100% up to the first 6% of eligible compensation on a per-pay-period basis; however, those participants who accrue benefits under the Cincinnati Financial Corporation Retirement Plan are not eligible for the Company match. Participants who reach the Internal Revenue Service (IRS) contribution limit before December 31st, and who are employed as of December 31st, may receive a deposit the following year for the difference between what the Company contributed and 6% of total eligible earnings. The Company has the discretion to determine whether the true-up will occur in future years. The Company match is invested according to the participants’ investment directions. Contributions from participants and the Company are recorded each pay period for Plan participants. Eligible participants are initially enrolled in the Plan at a 6% contribution rate to encourage associate savings, with an automatic increase of a participant’s contribution rate by 1% each year to a maximum 10%, for these automatically enrolled participants. Unless directed otherwise, automatic enrollment participants are enrolled in the Plan's designated default investment option, Target Date Funds, which aligns nearest to the participant's retirement date, assumed at age 65. Each participant has the opportunity to elect to withdraw or change the contribution rate prior to automatic enrollment or at any time once enrolled.

Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions; these additional contributions are ineligible for a Company matching contribution. The Plan includes a Roth 401(k) option for participants. This option allows participants to contribute after-tax dollars while contributions and any earnings on those contributions are tax-free upon withdrawal.

The Company may make a discretionary profit-sharing contribution to eligible participants. A participant who is not enrolled in the Company’s high-deductible group health plan is eligible for the discretionary profit-sharing contribution. The Company did not make a profit-sharing contribution during 2023 or 2022.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (Rollover). Rollovers from other qualified plans were $7,855,796 during 2023 and $7,081,564 during 2022.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, any employer matching contribution and allocations of Plan earnings and charged with withdrawals, administrative expenses and allocations of Plan losses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan, which include the Company’s common stock fund, various registered investment companies (or mutual funds) and a money market fund, subject to certain trading restrictions on some of the investment options. Participants also have the option to invest in a variety of securities through a self-directed brokerage account. The Cincinnati Financial Stock Fund (the Stock Fund) is an Employee Stock Ownership Plan (ESOP), which is primarily invested in common shares of the Company and may also hold cash or other short-term liquid investments to accommodate the ESOP’s liquidity needs. A participant may elect to receive cash dividends on Company stock outside of the Plan or leave the dividends in the Plan to be reinvested.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon and vested in any Company matching contribution and profit-sharing contribution attributed to them plus actual earnings thereon after three years of eligible service. Unvested participants who are employed by the Company become fully vested in any Company and profit-sharing contribution attributed to them upon reaching age 65 or as defined in the plan.

Notes Receivable from Participants — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest equal to the prime rate plus 1%. At December 31, 2023, interest rates on participant loans ranged from 4.25% to 9.50%, with maturity dates through August 2038. Interest income is recorded on the accrual basis. Principal and interest is paid ratably through payroll deductions over a period of up to five years, except for loans used to purchase a primary residence, which are repaid via payroll deduction within a reasonable period as defined by the Plan. Principal and interest paid is credited to applicable funds in the borrower’s account. Participant loans are valued at the outstanding principal balances plus any accrued but unpaid interest. Upon participant termination or retirement, any outstanding loan balance attributed to such participant is treated as a distribution to the participant. Delinquent participant loans are recorded as a deemed distribution based on terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2023 and 2022.

Subsequent Events — Subsequent events have been evaluated through June 18, 2024, which is the date the financial statements were issued. There were no subsequent events requiring modifications or disclosures in these financial statements.

Payment of Benefits — The Plan provides for benefits to be paid upon retirement, disability, death or separation other than retirement as defined by the Plan document. The Plan also provides for hardship withdrawals to occur as outlined in the Plan document. Plan benefits may be paid in a lump sum of cash or shares of Company common stock. Stock may be paid only for the portion of interest held in the Stock Fund.

Forfeited Accounts — Forfeitures of terminated participants’ nonvested accounts may be used to restore forfeitures, pay Plan expenses and/or reduce the Company’s matching and profit-sharing contributions. Forfeiture balances were $44,339 and $42,518 at December 31, 2023 and 2022, respectively. Forfeitures of $602,417 and $543,920 were used to reduce the Company's matching contribution during the years ended December 31, 2023 and 2022, respectively. Forfeiture amounts are reinvested into the Vanguard Federal Money Market Fund until used in a way permitted by the Plan.

Legislation — The Plan was amended and restated effective January 1, 2023, to reflect legislative changes from the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) and the Setting Every Community Up for Retirement Enhancement Act of 2019 (SECURE Act). Under this legislation, a participant with a qualified birth or adoption of a child may take a distribution from the Plan within one year of the event up to $5,000. This distribution is not subject to an early distribution tax penalty and is also exempt from mandatory withholding. The participant is allowed, but not required, to repay the distribution to the Plan. The Plan amendments also increase the required minimum distribution (RMD) and in-service withdrawal age to 72, modify the RMD rules for designated beneficiaries, allow for long-term part-time associates to participate in the Plan’s contribution component, and incorporate CARES Act RMD and loan repayment relief.

On December 29, 2022, the SECURE 2.0 Act of 2022 (SECURE 2.0) was enacted as part of the Consolidated Appropriations Act, 2023. The provisions include additional increases to RMD age, changes to long-term and part-

time eligibility, new annual funding notice requirements, and other provisions. The deadline for amending plan documents has been extended to December 31, 2026, as such, the Plan sponsor is currently evaluating the provisions of SECURE 2.0 to determine the full impact to the Plan and participants.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year. The Plan’s investment in the Stock Fund is valued based on exchange-traded observable quoted market prices. The Plan’s investments in registered investment companies, or mutual funds, are valued based on the net asset value (NAV) of the shares held by the Plan, which represents the price at which market participants buy and sell shares of the mutual funds on a daily basis. Self-directed brokerage accounts allow the participant to invest in a variety of securities such as individual equities, corporate bonds, and mutual funds along with other investments as outlined in the Plan document. The fair value of these securities are valued based on quoted market prices that would be the exit position. Certain securities are prohibited from purchase in the self-directed brokerage accounts. Fees paid by the participant for investment management services were included as a reduction of the return earned on each fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses — Trustee fees and other reasonable expenses of the Plan are allocated among participants.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2023 and 2022.

NOTE 3 - FAIR VALUE MEASUREMENTS

In accordance with accounting guidance for fair value measurements and disclosures, the Plan categorized its financial instruments, based on the priority of the observable and market-based data for the valuation technique used, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices with readily available independent data in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable market inputs (Level 3). When various inputs for measurement fall within different levels of the fair value hierarchy, the lowest observable input that has a significant impact on fair value measurement is used. The Plan's valuation techniques have not changed from those used at December 31, 2022. Financial instruments are categorized based upon the following characteristics or inputs to the valuation techniques:

•Level 1 – Financial assets and liabilities for which inputs are observable and are obtained from reliable quoted prices for identical assets or liabilities in active markets. This is the most reliable fair value measurement and includes, for example, active exchange-traded equity securities and funds.
•Level 2 – Financial assets and liabilities for which values are based on quoted prices in markets that are not active or for which values are based on similar assets and liabilities that are actively traded. This also includes pricing models for which the inputs are corroborated by market data.
•Level 3 – Financial assets and liabilities for which fair values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The Plan bases fair value for investments in common stock on quoted market prices. Registered investment companies are valued at quoted market prices, which represent the NAV of shares held by the Plan at year-end. Self-directed brokerage accounts are valued based on quoted market prices which would be the exit position. The methods described above may produce a fair value measurement that may not be reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following tables illustrate the fair value hierarchy for those assets measured at fair value on a recurring basis at December 31, 2023 and 2022. The Plan did not have any liabilities carried at fair value or any Level 2 or Level 3 assets at or during the years ended December 31, 2023 and 2022.

At December 31, 2023	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Registered investment companies:
Large cap funds	$307,543,846	$—	$—	$307,543,846
Mid cap funds	146,223,961	—	—	146,223,961
Small cap funds	43,778,494	—	—	43,778,494
Balanced funds	332,414,452	—	—	332,414,452
International funds	69,041,910	—	—	69,041,910
Bond funds	67,147,799	—	—	67,147,799
Total registered investment companies	966,150,462	—	—	966,150,462
Cincinnati Financial Stock Fund:
Cincinnati Financial Corporation Common Stock	50,073,072	—	—	50,073,072
Stock Purchase Account - Fidelity Government Cash Reserves Fund	6,689	—	—	6,689
Total Cincinnati Financial Stock Fund	50,079,761	—	—	50,079,761
Vanguard Federal Money Market Fund	37,145,685	—	—	37,145,685
Self-directed brokerage accounts	29,229,438	—	—	29,229,438
Total	$1,082,605,346	$—	$—	$1,082,605,346

At December 31, 2022
Registered investment companies:
Large cap funds	$233,578,298	$—	$—	$233,578,298
Mid cap funds	132,042,222	—	—	132,042,222
Small cap funds	35,062,626	—	—	35,062,626
Balanced funds	267,146,565	—	—	267,146,565
International funds	54,843,449	—	—	54,843,449
Bond funds	56,420,015	—	—	56,420,015
Total registered investment companies	779,093,175	—	—	779,093,175
Cincinnati Financial Stock Fund	48,487,401	—	—	48,487,401
Vanguard Federal Money Market Fund	30,593,654	—	—	30,593,654
Self-directed brokerage accounts	25,315,808	—	—	25,315,808
Total	$883,490,038	$—	$—	$883,490,038

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

During the years ended December 31, 2023 and 2022, certain Plan investments were in shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. The Plan also issues loans to participants, which are secured by the vested balances in the participants' accounts.

At December 31, 2023 and 2022, the Plan held 483,985 and 473,507 shares, respectively, of common stock of Cincinnati Financial Corporation, with a cost basis of $32,656,047 and $29,900,412, respectively. During the years ended December 31, 2023 and 2022, the Plan recorded dividend income from shares of Cincinnati Financial Corporation of $1,332,083 and $1,206,469, respectively. Cincinnati Financial Corporation is the sponsoring company and, therefore, these transactions qualify as exempt party-in-interest transactions.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. If the Plan is terminated, distributions and withdrawals will continue to be made in accordance with the Plan.

NOTE 6 - FEDERAL INCOME TAX STATUS

The Company received an opinion letter from the IRS, dated December 28, 2017, which states the individually designed plan document satisfies the applicable provisions of the IRC. The Plan has been amended since receiving the determination letter. The Company and Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2023, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the Plan financial statements. While the Plan is subject to routine audits by taxing jurisdictions, no audits are currently in progress for any tax periods. The Plan administrator believes it is no longer subject to income tax examinations for Plan years 2020 and earlier.

SUPPLEMENTAL SCHEDULE

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023
	Identity of Issuer	Description of Investment	Shares	Current Value***
	Vanguard Federal Money Market Fund	Interest bearing money market fund	37,145,685	$37,145,685

*	Cincinnati Financial Corporation	Common stock	483,985	$50,073,072
*	Stock Purchase Account - Fidelity Government Cash Reserves Fund			6,689
	Total Cincinnati Financial Stock Fund			$50,079,761

*	Fidelity 500 Index Fund	Registered investment company	522,288	$86,433,500
	Dodge & Cox Stock Fund	Registered investment company	305,141	74,320,045
	T. Rowe Price Growth Stock	Registered investment company	833,219	72,365,084
*	Fidelity Contrafund	Registered investment company	2,698,893	62,209,481
	Janus Henderson Enterprise	Registered investment company	430,987	57,299,702
*	Fidelity International Cap	Registered investment company	2,841,968	43,482,117
	T. Rowe Price New Horizons	Registered investment company	673,229	38,064,376
	Vanguard Total Bond Market Index Fund	Registered investment company	3,558,980	34,557,695
	Vanguard Mid Cap Index Fund	Registered investment company	493,468	31,404,311
*	Fidelity Total Bond Fund	Registered investment company	3,065,550	27,314,047
	Artisan International Fund	Registered investment company	949,120	25,559,793
	Vanguard Small Cap Index Fund	Registered investment company	247,544	25,296,482
	Allspring Special Mid Cap	Registered investment company	422,855	19,455,572
	Allspring Special Small Cap	Registered investment company	447,723	18,482,012
	T. Rowe Price Equity Income Fund	Registered investment company	363,131	12,215,736
	PIMCO Low Duration Fund	Registered investment company	573,484	5,276,057
*	Fidelity Freedom Index 2005 Fund	Registered investment company	50,327	633,616
*	Fidelity Freedom Index 2010 Fund	Registered investment company	18,213	232,029
*	Fidelity Freedom Index 2015 Fund	Registered investment company	230,101	3,232,926
*	Fidelity Freedom Index 2020 Fund	Registered investment company	591,773	9,178,399
*	Fidelity Freedom Index 2025 Fund	Registered investment company	1,982,691	35,093,638
*	Fidelity Freedom Index 2030 Fund	Registered investment company	2,550,791	48,235,457
*	Fidelity Freedom Index 2035 Fund	Registered investment company	2,767,573	59,502,829
*	Fidelity Freedom Index 2040 Fund	Registered investment company	2,267,936	50,348,187
*	Fidelity Freedom Index 2045 Fund	Registered investment company	2,163,688	50,111,026
*	Fidelity Freedom Index 2050 Fund	Registered investment company	1,489,333	34,552,517
*	Fidelity Freedom Index 2055 Fund	Registered investment company	1,220,700	23,303,167
*	Fidelity Freedom Index 2060 Fund	Registered investment company	933,364	15,092,500
*	Fidelity Freedom Index 2065 Fund	Registered investment company	182,172	2,380,989
*	Fidelity Freedom Index Income Fund	Registered investment company	44,971	517,172
	Total registered investment company			$966,150,462

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023
	Identity of Issuer	Description of Investment	Shares	Current Value***
	Self-directed brokerage accounts	Various		$29,229,438
	Total participant-directed investments			$1,082,605,346

*	Participant loans**			$9,524,973

*	Party-in-interest
**	The interest rates on these loans range from 4.25% to 9.50%, with maturity dates through August 2038.
***	Cost information is not required for participant-directed investments and, therefore, is not included.

	See Accompanying Report of Independent Registered Public Accounting Firm.